Delisting Determination,The Nasdaq Stock Market, LLC,
May 12, 2008, Frontier Airlines Holdings, Inc. The Nasdaq Stock
Market LLC (the Exchange) has determined to remove from listing the common stock of Frontier Airlines Holdings, Inc. (the Company), effective at the opening of the trading session on May 22, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules
4300, 4450(f), and IM-4300. The Company was notified of the Staffs determination on April 11,2008. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 22, 2008.